SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No.  1)*

BiomX Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09090D301

(CUSIP Number)

AMR Action Fund, L.P.
c/o AMR Action Fund GP, LLC

225 Franklin Street, Suite 1750
Boston, MA 02110
Tel 862-325-3580

With a copy to:

Derek Stoldt

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, NY 10019

Tel 212-836-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09090D301	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSON AMR Action Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 876,888(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 876,888(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 876,888(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1) The number of shares of Common Stock beneficially owned by the Reporting Person does not include an aggregate of (i) 3,662,300 shares of Common Stock underlying 36,623 shares of Series X Preferred Stock convertible into Common Stock (subject to a beneficial ownership limitation) and (ii) 1,514,566 shares of Common Stock underlying warrants exercisable for Common Stock (subject to a beneficial ownership limitation).

CUSIP No. 09090D301	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSON AMR Action Fund GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 876,888(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 876,888(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 876,888(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(2) Consists of shares of Common Stock held by AMR Action Fund, L.P. See Footnote 1.

CUSIP No. 09090D301	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSON AMR Action Fund, SCSp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 876,888(3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 876,888(3)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 876,888(3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12.	TYPE OF REPORTING PERSON (see instructions) PN

(3) The number of shares of Common Stock beneficially owned by the Reporting Person does not include an aggregate of (i) 3,662,300 shares of Common Stock underlying 36,623 shares of Series X Preferred Stock convertible into Common Stock (subject to a beneficial ownership limitation) and (ii) 1,514,566 shares of Common Stock underlying warrants exercisable for Common Stock (subject to a beneficial ownership limitation).

CUSIP No. 09090D301	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSON AMR Action Fund GP, S.a.r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 876,888(4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 876,888(4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 876,888(4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(4) Consists of shares of Common Stock held by AMR Action Fund, SCSp. See Footnote 3.

Item 1.

(a)	Name of Issuer BiomX Inc.

(b)	Address of Issuer’s Principal Executive Offices 708 Quince Orchard Rd, Suite 205 Gaithersburg, MD 20878

Item 2.

(a)	Name of Person Filing:

This Amendment is being filed by each of:

(i)	AMR Action Fund, L.P.;

(ii)	AMR Action Fund GP, LLC;

(iii)	AMR Action Fund, SCSp; and

(iv)	AMR Action Fund GP, S.a.r.l.

(each a “Reporting Person” and, collectively, the “Reporting Persons”).

(b)

Address of Principal Business Office or, if None, Residence:

The principal business office of each of the Reporting Persons are:

AMR Action Fund, L.P., c/o AMR Action Fund GP, LLC, 225 Franklin Street, Suite 1750, Boston, MA 02110

AMR Action Fund GP, LLC, 225 Franklin Street, Suite 1750, Boston, MA 02110

AMR Action Fund, SCSp, c/o AMR Action Fund GP, S.a.r.l., 16 Rue Eugene Ruppert, L-2543 Luxembourg, Grand Duchy of Luxembourg

AMR Action Fund GP, S.a.r.l., 16 Rue Eugene Ruppert, L-2543 Luxembourg, Grand Duchy of Luxembourg

(c)

Citizenship:

AMR Action Fund GP, S.a.r.l., and AMR Action Fund, SCSp are organized under the laws of Luxembourg. AMR Action Fund GP, LLC and AMR Action Fund, L.P. are organized under the laws of the State of Delaware.

(d)	Title of Class of Securities Common Stock, par value $0.0001 per share (the “Shares”)

(e)	CUSIP Number 09090D301

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________

Not applicable.

Item 4. Ownership.

Item 4 is hereby amended in its entirety as follows:

(a) (b) Number and percentage of Issuer Shares beneficially owned by each Reporting Person:

Reporting Person	Number of Shares	Percentage of Class
AMR Action Fund, L.P.	876,888	4.9%
AMR Action Fund GP, LLC	876,888	4.9%
AMR Action Fund, SCSp	876,888	4.9%
AMR Action Fund GP, S.a.r.l.	876,888	4.9%

With respect to each of the Reporting Persons:

(a)	Number of shares as to which the Reporting Person has:

	(i)	Sole power to vote or to direct the vote: AMR Action Fund, L.P.: 0 AMR Action Fund GP, LLC: 0 AMR Action Fund, SCSp: 0 AMR Action Fund GP, S.a.r.l.: 0

(ii)	Shared power to vote or to direct the vote: AMR Action Fund, L.P.: 876,888 AMR Action Fund GP, LLC: 876,888 AMR Action Fund, SCSp: 876,888 AMR Action Fund GP, S.a.r.l.: 876,888

(iii)	Sole power to dispose or to direct the disposition of: AMR Action Fund, L.P.: 0 AMR Action Fund GP, LLC: 0 AMR Action Fund, SCSp: 0 AMR Action Fund GP, S.a.r.l.: 0

(iv)	Shared power to dispose or to direct the disposition of: AMR Action Fund, L.P.: 876,888 AMR Action Fund GP, LLC: 876,888 AMR Action Fund, SCSp: 876,888 AMR Action Fund GP, S.a.r.l.: 876,888

The information as of the date of the event which requires filing of this statement required by Items 4(a) - (c) is set forth in Rows 7 - 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. AMR Action Fund, L.P. is the record owner of 650,997 shares of Common Stock. AMR Action Fund GP, LLC is the general partner of AMR Action Fund, L.P. and may be deemed to have voting and dispositive control over the shares of Common Stock held by AMR Action Fund, L.P. AMR Action Fund, SCSp is the record owner of 225,891 shares of Common Stock. AMR Action Fund GP, S.a.r.l. is the general partner of AMR Action Fund, SCSp and may be deemed to have voting and dispositive control over the shares of Common Stock held by AMR Action Fund, SCSp. Each of AMR Action Fund GP, LLC and AMR Action Fund GP, S.a.r.l. disclaims beneficial ownership of the shares of Common Stock.

Throughout this report, the percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons reflects 17,895,845 shares of Common Stock as of August 12, 2024, based on the Issuer’s Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on August 14, 2024, and the Issuer’s 1-for-10 reverse stock split effective as of August 26, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 16, 2024.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Each of the Reporting Persons hereby certifies as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Dated: November 13, 2024

AMR ACTION FUND, L.P.

By: AMR Action Fund GP, LLC, its General Partner

/s/ Henry Skinner
Name:	Henry Skinner
Title:	Chief Executive Officer

AMR ACTION FUND GP, LLC

/s/ Henry Skinner
Name:	Henry Skinner
Title:	Chief Executive Officer

AMR ACTION FUND, SCSp

By: AMR Action Fund GP, S.a.r.l., its General Partner

/s/ Henry Skinner
Name:	Henry Skinner
Title:	Class A Manager

AMR ACTION FUND GP, S.a.r.l.

/s/ Henry Skinner
Name:	Henry Skinner
Title:	Class A Manager

EXHIBIT INDEX

Exhibit
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by AMR Action Fund, L.P., on March 25, 2024).